Exhibit 99.1

Norwegian Cruise Line Reports Results for Second Quarter 2012

Operating Income Improves 14.1%

Net Income Increases 23.3%

Quarter Highlights Include Spectacular Entertainment Reveals For Norwegian Breakaway and the Company’s Purchase of Norwegian Sky

MIAMI--(BUSINESS WIRE)--July 30, 2012--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or “the Company”) today reported results for the quarter ended June 30, 2012.

Improved revenue performance in the quarter coupled with business improvement initiatives resulted in a 14.1% increase in operating income to $87.0 million along with an 8.6% increase in Adjusted EBITDA to $135.1 million. Net Revenue increased 2.7% in the quarter due to an improvement in Net Yield and a 1.5% increase in Capacity Days. Net Yield increased 1.2% (1.9% on a Constant Currency basis) as a result of higher average ticket pricing.

Net Cruise Cost per Capacity Day decreased 1.3% (0.9% on a Constant Currency basis) as benefits from business improvement initiatives and efficiencies coupled with the timing of repairs and maintenance expense more than offset a 15% increase in the per metric ton cost of fuel to $684. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 5.1% (4.5% on a Constant Currency basis). “Our financial results for the quarter demonstrate healthy top line growth, albeit moderated by the impacts from pressures surrounding Europe. As expected, our deployment which includes a record four ships in Europe, benefited the top line through higher ticket revenue with a slight offset in onboard spend,” said Kevin Sheehan, President and CEO of Norwegian Cruise Line. “And the benefits from business improvement initiatives not only contributed to our financial results, but also to our ongoing commitment in improving the experience of our guests,” continued Sheehan.

Interest expense was $48.9 million compared to $46.7 million in 2011 reflecting a write-off of $2.4 million of deferred financing fees in 2012. The Company posted a 23.3% increase in net income to $36.0 million on revenue of $583.2 million from $29.2 million on revenue of $568.6 million in 2011.

Quarter Highlights

Progress on Norwegian Breakaway, the Company’s newest ship currently under construction at Meyer Werft, continued to gain momentum throughout the quarter. In early May, the keel was laid, marking the start of the ship’s construction. Recently, the Company announced Norwegian Breakaway’s extraordinary entertainment line-up, full of hit Broadway shows headlined by the 80’s-inspired rock musical ROCK OF AGES which is joined by ballroom dance sensation BURN THE FLOOR and the spectacular CIRQUE DREAMS & DINNER JUNGLE FANTASY. The line-up also includes improvisational troupe The Second City and the popular dueling pianos of Howl at the Moon at Headliners Comedy Club while Fat Cats Jazz & Blues Bar will play host to a Norwegian Cruise Line favorite and New Yorker Slam Allen.

As the largest vessel to ever homeport year-round in New York City, Norwegian Breakaway has many elements of New York incorporated into its offerings. The hull art design was conceived by celebrated New York-based artist Peter Max and further strengthening her ties to the Big Apple, Norwegian enlisted famed New York-based celebrity chef Geoffrey Zakarian to create and oversee our first seafood-centric dining venue, Ocean Blue by Geoffrey Zakarian. Commenting on Norwegian Breakaway, Sheehan stated, “Our goal is to make Norwegian Breakaway New York’s ship and the first choice when cruising from this great city. New Yorkers are accustomed to the best, and by enlisting authentic Broadway entertainment such as Rock of Ages and partnering with acclaimed chef Geoffrey Zakarian on Ocean Blue, I’m positive that anyone looking for a taste of New York will feel right at home on Norwegian Breakaway.”

Also during the quarter the first steel cutting for Norwegian Getaway was held in conjunction with Norwegian Breakaway’s keel laying. Homeporting year-round in Miami, Norwegian Getaway will give Norwegian a strong foothold in the world’s most popular cruise port. Also homeporting year-round in Miami is Norwegian Sky, which the Company recently exercised its option to purchase. Sailing three and four-night cruises from Miami to the Bahamas, Norwegian Sky is vital to Norwegian’s fleet as the premier short cruise product in Miami. Said Sheehan, “Along with New York, it is critically important that we maintain a strong foothold in Miami. By homeporting Norwegian Getaway in Miami and taking full ownership of Norwegian Sky, we are demonstrating our continued commitment to being the cruise line of choice in the cruise capital of the world.”

Terminology

Adjusted EBITDA. EBITDA adjusted for other income (expense) and other supplemental adjustments.

Berths. Double occupancy capacity per cabin (single occupancy per studio cabin) even though many cabins can accommodate three or more passengers.

Capacity Days. Available Berths multiplied by the number of cruise days for the period.

Constant Currency. A calculation whereby foreign currency-denominated revenues and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of foreign exchange fluctuations.

Dry-dock. A process whereby a ship is positioned in a large basin where all of the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

EBITDA. Earnings before interest, taxes, depreciation and amortization.

Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield. Total revenue per Capacity Day.

Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield. Net Revenue per Capacity Day.

Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expenses and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

Our non-GAAP financial measures may not be comparable to other companies. Please see a historical reconciliation of these measures to items in our consolidated financial statements.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 45-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian invites consumers to “Cruise Like a Norwegian” on one of its 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea. The Company has two 4,000-passenger vessels, Norwegian Breakaway and Norwegian Getaway, on order for delivery in April 2013 and early 2014.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010 and has been named “Best Overall Cruise Ship” by the readers of Travel Weekly and “Best Ship for Sea Days” by Cruise Critic. Norwegian Cruise Line is the official cruise line of Blue Man Group, appearing for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, The Second City®, Howl at the Moon Dueling Pianos, and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams™ & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook, Twitter, and Instagram @Norwegiancruiseline, Pin us on Pinterest, watch us on YouTube, or contact us in the U.S. and Canada at 888-NCL-CRUISE (625-2784).

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; changes in cruise capacity, as well as capacity changes in the overall vacation industry; intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future; changes in fuel prices or other cruise operating costs; the risks associated with operating internationally; the continued borrowing availability under our credit facilities and compliance with our financial covenants; our ability to incur significantly more debt despite our substantial existing indebtedness; the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the impact of any future changes relating to how travel agents sell and market our cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms; the continued availability of attractive port destinations; the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates and/or foreign currency rates; increases in our future fuel expenses related to implementing proposed International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled repairs, maintenance and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other factors discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Revenue
Passenger ticket	$416,219	$398,697	$767,549	$735,899
Onboard and other	167,015	169,889	331,115	328,197
Total revenue	583,234	568,586	1,098,664	1,064,096
Cruise operating expense
Commissions, transportation and other	108,694	104,214	199,309	193,059
Onboard and other	44,009	45,217	83,210	83,087
Payroll and related	74,374	74,252	147,722	144,569
Fuel	71,615	62,584	137,141	120,610
Food	31,331	31,540	62,711	62,522
Other	57,718	63,938	109,675	121,368
Total cruise operating expense	387,741	381,745	739,768	725,215
Other operating expense
Marketing, general and administrative	61,807	64,081	132,969	132,360
Depreciation and amortization	46,680	46,510	92,477	92,767
Total other operating expense	108,487	110,591	225,446	225,127
Operating income	87,006	76,250	133,450	113,754
Non-operating income (expense)
Interest expense, net	(48,905)	(46,682)	(95,075)	(94,551)
Other income (expense)	(2,070)	(344)	940	2,088
Total non-operating income (expense)	(50,975)	(47,026)	(94,135)	(92,463)
Net income	$36,031	$29,224	$39,315	$21,291

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)

	June 30,	December 31,
	2012	2011

Assets
Current assets:
Cash and cash equivalents	$65,701	$58,926
Accounts receivable, net	9,440	8,159
Inventories	37,786	36,234
Prepaid expenses and other assets	42,271	48,824
Total current assets	155,198	152,143
Property and equipment, net	4,925,688	4,640,093
Goodwill and tradenames	610,292	602,792
Other long-term assets	155,000	167,383
Total assets	$5,846,178	$5,562,411
Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	$212,236	$200,582
Accounts payable	68,584	80,327
Accrued expenses and other liabilities	242,666	208,102
Due to affiliate	32,621	2,963
Advance ticket sales	434,054	325,472
Total current liabilities	990,161	817,446
Long-term debt	2,760,987	2,837,499
Due to affiliate	176,671	-
Other long-term liabilities	73,305	63,003
Total liabilities	4,001,124	3,717,948
Commitments and contingencies
Shareholders' equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding
	25	25
Additional paid-in capital	2,335,405	2,331,973
Accumulated other comprehensive income (loss)	(61,950)	(19,794)
Retained earnings (deficit)	(428,426)	(467,741)
Total shareholders' equity	1,845,054	1,844,463
Total liabilities and shareholders' equity	$5,846,178	$5,562,411

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Six Months Ended
	June 30,
	2012	2011
Cash flows from operating activities
Net income	$39,315	$21,291
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization expense	105,742	103,808
Gain on derivatives	(429)	(4,030)
Write-off of deferred financing fees	2,358	-
Share-based compensation expense	330	601
Premium on debt issuance	6,000	-
Changes in operating assets and liabilities:
Accounts receivable, net	(1,281)	(1,425)
Inventories	(1,552)	(6,594)
Prepaid expenses and other assets	943	(11,000)
Accounts payable	(11,743)	(1,145)
Accrued expenses and other liabilities	10,257	15,447
Advance ticket sales	105,848	117,257
Net cash provided by operating activities	255,788	234,210
Cash flows from investing activities
Additions to property and equipment and other	(174,973)	(97,350)
Net cash used in investing activities	(174,973)	(97,350)
Cash flows from financing activities
Repayments of long-term debt	(591,152)	(253,791)
Proceeds from long-term debt	520,205	122,086
Other	(3,093)	(25)
Net cash used in financing activities	(74,040)	(131,730)
Net increase in cash and cash equivalents	6,775	5,130
Cash and cash equivalents at beginning of period	58,926	55,047
Cash and cash equivalents at end of period	$65,701	$60,177

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information:

		Three Months Ended		Six Months Ended
		June 30,		June 30,
		2012	2011	2012	2011

Passengers carried		373,133	374,380	758,010	747,080
Passenger Cruise Days		2,556,575	2,520,067	5,138,262	5,030,805
Capacity Days		2,374,885	2,339,640	4,773,259	4,683,408
Occupancy Percentage		107.7%	107.7%	107.6%	107.4%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended			Six Months Ended
	June 30,			June 30,

	2012			2012
		Constant			Constant
	2012	Currency	2011	2012	Currency	2011

Passenger ticket revenue	$416,219	$420,537	$398,697	$767,549	$772,650	$735,899
Onboard and other revenue	167,015	167,015	169,889	331,115	331,115	328,197
Total revenue	583,234	587,552	568,586	1,098,664	1,103,765	1,064,096
Less:
Commissions, transportation and other expense
	108,694	109,836	104,214	199,309	200,661	193,059
Onboard and other expense	44,009	44,009	45,217	83,210	83,210	83,087
Net Revenue	$430,531	$433,707	$419,155	$816,145	$819,894	$787,950

Capacity Days	2,374,885	2,374,885	2,339,640	4,773,259	4,773,259	4,683,408

Gross Yield	$245.58	$247.40	$243.02	$230.17	$231.24	$227.21
Net Yield	$181.28	$182.62	$179.15	$170.98	$171.77	$168.24

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows
(in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended			Six Months Ended
	June 30,			June 30,

	2012			2012
		Constant			Constant
	2012	Currency	2011	2012	Currency	2011
Total cruise operating expense	$387,741	$389,693	$381,745	$739,768	$742,250	$725,215
Marketing, general and administrative expense
	61,807	62,429	64,081	132,969	133,785	132,360
Gross Cruise Cost	449,548	452,122	445,826	872,737	876,035	857,575
Less:
Commissions, transportation and other expense
	108,694	109,836	104,214	199,309	200,661	193,059
Onboard and other expense	44,009	44,009	45,217	83,210	83,210	83,087
Net Cruise Cost	296,845	298,277	296,395	590,218	592,164	581,429
Less: Fuel expense	71,615	71,615	62,584	137,141	137,141	120,610
Net Cruise Cost Excluding Fuel	$225,230	$226,662	$233,811	$453,077	$455,023	$460,819

Capacity Days	2,374,885	2,374,885	2,339,640	4,773,259	4,773,259	4,683,408

Gross Cruise Cost per Capacity Day	$189.29	$190.38	$190.55	$182.84	$183.53	$183.11
Net Cruise Cost per Capacity Day	$124.99	$125.60	$126.68	$123.65	$124.06	$124.15
Net Cruise Cost Excluding Fuel per Capacity Day	$94.84	$95.44	$99.93	$94.92	$95.33	$98.39

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Net income	$36,031	$29,224	$39,315	$21,291
Interest expense, net	48,905	46,682	95,075	94,551
Depreciation and amortization expense	46,680	46,510	92,477	92,767
EBITDA	131,616	122,416	226,867	208,609
Other (income) expense	2,070	344	(940)	(2,088)
Other (1)	1,372	1,625	2,672	2,692
Adjusted EBITDA	$135,058	$124,385	$228,599	$209,213

(1) Includes non-cash compensation.

CONTACT:
Norwegian Cruise Line
Investor Relations Contacts
Mark A. Kempa, 305-436-4932
Edel Cruz, 305-436-4773
InvestorRelations@ncl.com
or
Media Contact
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com